CONSENT

Each of the undersigned hereby consents to the use of its name and references to, and the use of information derived from Technical Report dated January 27, 2012, effective January 19, 2012, entitled “Technical Report on the Longnose Ilmenite Project, Minnesota, USA” prepared by SRK Consulting (Canada) Inc. and the Technical Report dated January 27, 2012, effective January 19, 2012, entitled “Technical Report on the Titac Ilmenite Exploration Project, Minnesota, USA” prepared by SRK Consulting (Canada) Inc. in the following documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Cardero Resource Corp. (the “Company”) being filed with the United States Securities and Exchange Commission and which is being incorporated by reference into the registration statement on Form S-8 (No. 333-151385) of the Company:

1.	The Company’s annual information form for the fiscal year ended October 31, 2011; and

2.	The Company’s management’s discussion and analysis for the fiscal year ended October 31, 2011.

DATED January 30, 2012

SRK Consulting (Canada) Inc.		(signed) “Darrell Farrow”
Darrell Farrow
Per:	(signed) “Wayne Barnett”
Name:	Wayne Barnett	(signed) “Michael D. Johnson”
Title:	Practice Lead	Michael D. Johnson